Exhibit 2

Rio de Janeiro, June 21, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Superintendence of Corporate Relations

Manager of Company Monitoring 2

Re:        Official Letter No. 195/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 195/2016-CVM/SEP/GEA-2 (“Official Letter”), received by Oi S.A. (“Oi” or “Company”) on June 20, 2016 (copy attached), whereby this department of the Brazilian Securities and Exchange Commission—CVM requested clarifications concerning the news published on the same date on the newspaper “Valor Econômico,” with the title “Oi has fewer than 30 days to define its future.”

As already disclosed to the market through the Material Facts dated March 9, April 25 and June 17, 2016 and the Notices to the Market dated March 16, May 16, May 24 and May 25, 2016, Oi’s board had been undertaking efforts and studies, together with its financial and legal advisors, to optimize their liquidity and debt profile and had been conducting negotiations with its financial creditors and Moelis & Company, as financial advisor to a group of bondholders, aimed at a consensual debt restructuring of the Oi Companies.

Given these considerations, Oi clarifies that, in the Material Fact disclosed before the market opened on June 17, 2016 (the “June 17 Material Fact”), Oi disclosed to its shareholders and the market relevant information regarding the status, at that time, of negotiations with creditors regarding the financial debt of Oi and its subsidiaries.

In fact, in terms of substance, the information referred to in the Official Letter merely speculates about the package of information and documents disclosed by the Company in the June 17 Material Fact, including regarding negotiations, up to that point, between the Company and the group of creditors.

As discussed in the June 17 Material Fact, as of that date, there had been no agreement as to the terms of a potential transaction with such group of creditors, and although negotiations between the committee of creditors and the Company had not been concluded, there was no assurance that such negotiations would continue or that they would have resulted in any agreement as to the terms of a transaction.

After such date, the Company’s Board continued evaluating alternatives to the challenges arising from Oi and certain of its subsidiaries’ (the “Oi Companies”) economic and financial situation in light of the maturity schedule of its financial debts and threats to the cash of the Oi Companies, among others.

On June 20, 2016, the members of the Company’s Board of Directors met and, having considered the challenges that hindered the timely conclusion of negotiations with the above mentioned group of creditors and the challenges, as discussed above, stemming from the economic and financial situation of Oi and certain of its subsidiaries in light of the maturity schedule of its financial debts, unanimously voted to approve the urgent filing of the request for judicial reorganization of the Oi Companies pursuant to the sole paragraph of Article 122 of Law No. 6,404/76, which was filed on the same date before the Court of Justice of the State of Rio de Janeiro.

The Board of Directors determined that this request would be the most appropriate measure at this time to (i) preserve the continuity of offering quality services to its clients within the rules and commitments with ANATEL, (ii) preserve the value of the Oi Companies, (iii) safeguard the continuity of its business and social purpose, in order to protect in an organized and responsible manner the interests of the Oi Companies, its subsidiaries, its shareholders and other stakeholders, and (iv) protect the cash of Oi Companies.

It is worth noting that the filing of the request for a judicial reorganization is another step towards the Company’s financial restructuring, which will continue working to win new customers, keeping its sales of services and products for all market segments, in all channels of distribution and service.

The decision of the Company’s Board was communicated to its shareholders and the market in a Material Fact filed after the market closed on June 20, 2016, and the minutes of the above mentioned meeting of the Board of Directors, which authorized the adoption of such measures, was also promptly disclosed and is available for review in the CVM’s IPE System at Sistema Empresas.net, as well as on the Company’s investor relations website (http://ri.oi.com.br).

Finally, Oi reiterates its commitment to keep its shareholders and the market informed about the recent events and makes itself available to the CVM for further information.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 195/2016-CVM/SEP/GEA-2

Rio de Janeiro, June 20, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for Clarifications Concerning News.

Dear Sir,

1. We make reference to the news published on June 20, 2016 in the newspaper Valor Econômico, titled “Oi has less than 30 days to define its future” in which the following statements are made:

“Each day Oi is closer to a judicial reorganization process, to account for its gross debt of R$52 billion, excluding foreign exchange derivative contracts, and to protect its business. The telecom is required to pay between € 230 million and € 260 million on July 26 related to an international issuance. If it does not honor the commitment, all of its billion-dollar debt may be accelerated - which gives it less than a month to act and avoid this scenario.

The company declined the restructuring proposal made by the international debt market lenders, representing a balance of R$34 billion or 70% of its total commitments. The telecom announced on Friday the end of the confidentiality agreement with these creditors, which allowed the private negotiation of debts. With that, there is no room to ask for a waiver of the July 26 payment.

The termination of this agreement means that the group with holders of almost 30% of the bonds and notes issued outside Brazil is broken. These

Investors are now free to sell the securities. The goal Oi has been pursuing, while Bayard Gontijo led the Telecom, was to restructure the debt with this group of creditors as an anchor and have a model to be announced before the next due date.

Of the total debts (R$50.6 billion including foreign-exchange derivatives), public banks, BNDES, Banco do Brasil and Caixa Econômica Federal (CEF), have almost R$13 billion. The development bank is guaranteed 60% of Oi’s customer revenue.

If it chooses to honor the commitment, the telecom will accelerate the consumption of its cash. .

The end of negotiations with creditors was the reason why Oi flooded the market with information on Friday. The telecom is required to make public all that it shared with that group.

Among the data is that Oi expects to end this year with R$1.5 billion in cash, down from the R$16 billion it had at the end of 2015. The company does not generate sufficient funds to meet the simultaneous commitments from investments, payment of debt interest and amortization. Oi is, therefore, consuming more cash than it generates, given the current debt level.

The catalyst for Oi’s current situation occurred on the 10th, when Gontijo resigned as CEO of the telecom after the board of directors resisted the proposal presented to creditors. The debt would have been converted into equity and the shareholders would have had their shares significantly diluted, as is customary in such operations.

Creditors with which Oi was negotiating proposed that the equivalent of R$25 billion of debt be converted into shares, giving them 95% of the telecom’s capital. This would be widely diluted and telecom would cease to have groups with high concentration in its Shareholding base. The remaining R$9 billion of debt would be exchanged for new bonds. The notes would have extended the maturity date by six years and the Oi would begin repayments in the seventh year of the agreement.

Finally, the R$13 billion in bank loans and debentures would be extended.

The goal was to bring Oi to end this process with R$ 22 billion of gross debt, equivalent to about 2.9 times the routine earnings before interest, taxes, depreciation and amortization (EBITDA) - about R$ 7.5 billion. The current debt is almost 7 times Ebitda.

The Oi Board’s resistance was imposed mainly by members elected by Pharol and Bratel - four of a total of eleven members. These are the companies that comprise the Shareholders that Oi inherited in the merger with Portugal Telecom. Together, they have 27% of the voting shares of the telecom and 23% of total shares. They are especially concerned about the dilution that a debt conversion would have on their percentage. According to the creditors, it would be reduced to 1.15%. They got two of the additional directors to sympathize with them on this issue.

Of Oi’s total current debt, R$27 billion was inherited from restructuring for the Merger with Portugal Telecom, coming from the Portuguese telecom and its former Brazilian owners. After the discovery of fraud that consumed €1 billion of Oi’s cash, the telephone operation in Portugal was sold to French group Altice for € 7.4 billion —of which only € 5.7 billion was received.

Oi did not even respond to the proposal made by the creditors. The term for providing a response expired and, as a result, the negotiation contract was terminated. If it decides to resume a private restructuring, it would have to work to form a new anchor group.

In the business plan that it had been sharing with creditors, Oi estimated that it could have a positive cash flow of R$1.55 billion in 2017 and R$2.62 billion in 2018. And it could again consider resuming dividend payments to Shareholders.”

2. With respect to the above, we request your response as to the veracity of the published statements, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3. We further request the Company to disclose the corporate procedures that led to the decision to reject the creditors’ proposals, publishing the minutes designed to affect third parties, pursuant to Law 6,404/76, Art. 142 § 1.

4. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation, and “News Published in the Media” subject.

5. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

6. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market. material fact occurring or related to your business as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

7. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,